Exhibit 99.1

June 20, 2013

SPROTT RESOURCE LENDING CORP. ANNOUNCES POSTPONEMENT OF
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
PENDING FINAL CLEARANCE OF SEC FILINGS

Toronto, Ontario – Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) (TSX:SIL) (NYSE MKT:SILU) announced today that it will be seeking to postpone its upcoming annual and special meeting of shareholders, originally scheduled to be held on Tuesday, June 25, 2013, at 10:00 a.m. (Toronto time) (the “Meeting”), to a to-be-announced date. The Company will seek to hold the postponed meeting as soon as practicable in July 2013. No changes are expected to be made to the record date of the Meeting or to the matters to be put before shareholders at the Meeting, including the proposed plan of arrangement whereby Sprott Inc. (“Sprott”) will acquire all of the issued and outstanding common shares in the capital of the Company (the “Arrangement”).

Sprott Resource Lending has decided that it will seek to postpone the Meeting until it receives final clearance of regulatory comments from the United States Securities and Exchange Commission (“SEC”). The SEC requested that the Company amend its May 31, 2013 Schedule 13E-3 going private transaction statement (“Schedule 13E-3”) and provide certain additional disclosure regarding the Arrangement to shareholders. The Company yesterday filed an amendment to their previously filed Schedule 13E-3 to address the comments raised by the SEC. Following the clearance of all comments of the SEC, the Company intends to mail to all shareholders, and to make available for download from the Company’s website as well as under its profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov, an amended and restated management information circular, which is intended to augment its previous disclosure.

The Company will be making an application to the Ontario Superior Court of Justice (the “Court”), which is the court supervising the Arrangement, to seek an order extending the time for calling the Company’s annual meeting of shareholders, which is required under the Canada Business Corporations Act to be held no later than six months after the end of the Company’s preceding financial year. The Company will also file with the TSX a Form 9 – Request for Extension for Financial Reporting/Annual Meeting requesting a delay in its annual meeting of shareholders, which is required under the TSX Company Manual to be held within six-months after the end of its fiscal year.

To date, approximately 59% of the votes have been received, of which a substantial majority of such votes are in favour of approving all matters to be put before shareholders of the Company, including voting “For” the Arrangement. Shareholders who have already submitted a form of proxy or voting instruction form and do not wish to change their vote need not take any further action and shareholders continue to have the right to revoke or change their proxies prior to the commencement of the postponed meeting.

About Sprott Resource Lending Corp.

Sprott Resource Lending (www.sprottlending.com) specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and a partnership agreement, Sprott Lending Consulting Limited Partnership (“SLCLP”) provides Sprott Resource Lending day to day business management as well as other management and administrative services. SLCLP is a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), the parent of Sprott Asset Management LP (www.sprott.com). For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com).

Investor Contact Information:

Sprott Resource Lending Corp.

Narinder Nagra, President and COO
604-488-8719
or
Jim Grosdanis, CFO
416-943-4698

Caution Regarding Forward-Looking Statements and Information

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding Sprott Resource Lending’s intent, or the beliefs or current expectations of Sprott Resource Lending’s officers and directors. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to Sprott Resource Lending’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond Sprott Resource Lending’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (a) the inability of Sprott Resource Lending to obtain (i) approval of the transaction and the postponement of the meeting by the Court and the other regulatory approvals, and (ii) approval of the transaction by the shareholders at an annual and special meeting of Sprott Resource Lending shareholders; and (b) the occurrence of any other event, change or other circumstance that could give rise to the termination of the Arrangement Agreement (as defined in the information circular), or the delay of consummation of the transaction or failure to complete the arrangement for any other reason.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, Sprott Resource Lending does not assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.